November 27, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted September 23, 2020
CIK No: 0001793895

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated October 20, 2020 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Draft Registration Statement on Form F-1 (the “Registration Statement”) as confidentially submitted to the Commission on the date hereof, marked against the Draft Registration Statement on Form F-1 as confidentially submitted to the Commission on September 23, 2020, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form F-1

Use of Proceeds, page 27

1.	We note your disclosure that you intend to use a portion of the proceeds from this offering for potential mergers and acquisitions of subsidiaries. If applicable, please revise to provide disclosure required by Item 3.C of Form 20-F regarding the acquisition of assets and the acquisition of other businesses.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7, 21, 27 and 41 of the Registration Statement accordingly to reflect that no definitive merger or acquisition or targets have been identified.

Management

Directors and Executive Officers, page 58

2.	Please expand the biographical description for your director, Harry D. Schulman, to identify the positions held and the principal employers during the past five years, eliminating any gaps or ambiguities with regard to time. In this regard we note his biographical description contains a gap prior to November 2016.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li
Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, K&L Gates LLP

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